# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pasqal Holding SA, CIK 0002119292
CUSIP: F70289107
Title of class of securities: Ordinary Shares, nominal value EUR0.02 per share
Address of issuer's principal executive offices: 24 Avenue Emile Baudot, Palaiseau, France (I0), 91120
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002062187

## Reporting persons
- Inflection Point Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,890,625; sole dispositive power 0; shared dispositive power 15,890,625; aggregate amount beneficially owned 15,890,625 (7% of the class)
- Inflection Point GP I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,890,625; sole dispositive power 0; shared dispositive power 15,890,625; aggregate amount beneficially owned 15,890,625 (7% of the class)
  Comment: Limited liability company
- Inflection Point Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,890,625; sole dispositive power 0; shared dispositive power 15,890,625; aggregate amount beneficially owned 15,890,625 (7% of the class)
  Comment: Limited liability company

## Item 1. Issuer
Name of issuer: Pasqal Holding SA
Address of issuer's principal executive offices: 24 Avenue Emile Baudot, Palaiseau, FRANCE , 91120.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Inflection Point Fund I, LP ("IPF"), Inflection Point GP I LLC ("IPGP") and Inflection Point Asset Management LLC ("IPAM," collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 1680 Michigan Ave, Suite 700 #1016, Miami Beach, FL 33139.
Citizenship: See response to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person. Consists of (i) 2,000,000 Ordinary Shares held by IPF, (ii) 1,000,000 Ordinary Shares underlying warrants held by IPF that are exercisable at $11.50 per share, subject to adjustment, (iii) 5,729,167 Ordinary Shares issuable to IPF pursuant to the terms of certain senior unsecured convertible bonds it holds, at the initial conversion price of $12.00 as of August 27, 2026, and (iv) 7,161,458 Ordinary Shares issuable upon exercise of certain warrants held by IPF at $12.00 per share, subject to adjustment. IPAM and IPGP are the investment manager and general partner, respectively, of IPF. Voting and dispositive power over securities beneficially owned by Inflection Point are vested in an investment committee of three members, including Michael Blitzer, a director of the Issuer, Kevin Shannon, who assisted the Issuer with its business combination with Bleichroeder Acquisition Corp. II, and a third individual who does not have, and has not had during the past three years, any relationship with the Issuer or any of its predecessors or affiliates. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity's securities.
Percent of class: See the response to row 11 of the cover page of each Reporting Person. Percentage ownership is based on an aggregate of 212,293,691 Ordinary Shares outstanding as September 1, 2026 as reported in the Issuer's Shell Company Report on Form 20-F (File No. 001-43463) filed on September 2, 2026, plus (i) 1,000,000 Ordinary Shares underlying warrants held by IPF that are exercisable at $11.50 per share, subject to adjustment, (ii) 5,729,167 Ordinary Shares issuable to IPF pursuant to the terms of certain senior unsecured convertible bonds it holds, at the initial conversion price of $12.00 as of August 27, 2026, and (iii) 7,161,458 Ordinary Shares issuable upon exercise of certain warrants held by IPF at $12.00 per share, subject to adjustment.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person, as well as the answer to Item 4(a).
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person, as well as the answer to Item 4(a).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated as of September 4, 2026, among the Reporting Persons.

## Signatures
- Inflection Point Fund I, LP: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer of Investment Manager (09/04/2026)
- Inflection Point GP I LLC: /s/ Michael Blitzer, Michael Blitzer / Managing Member (09/04/2026)
- Inflection Point Asset Management LLC: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer (09/04/2026)